SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

                                  FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1993
                                     OR
[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ___________________ to ____________________

Commission file number    1-4473
                        _________


                      The Savings Plan for Employees of
                       Arizona Public Service Company

                                     and

                   The Savings Plan for Union Employees of
                       Arizona Public Service Company
                         (Full titles of the plans)

                           400 North Fifth Street
                        Station 8478, P.O. Box 53999
                           Phoenix, Arizona  85004
                           (Address of the plans)

                      Pinnacle West Capital Corporation
                              (Name of issuer)

                             400 East Van Buren
                               P. O. Box 52132
                           Phoenix, Arizona 85072
              (Address of issuer's principal executive office)

                       THE SAVINGS PLAN FOR EMPLOYEES
                     OF ARIZONA PUBLIC SERVICE COMPANY,

                   THE SAVINGS PLAN FOR UNION EMPLOYEES OF
                       ARIZONA PUBLIC SERVICE COMPANY

                                     AND

                      THE SAVINGS PLAN FOR EMPLOYEES OF
                      PINNACLE WEST CAPITAL CORPORATION



                              TABLE OF CONTENTS
                              -----------------

                                                                        PAGE


Independent Auditors' Report                                               1


Combined Statements of Net Assets Available
     for Benefits with Supplemental
     Combining Information as of
     December 31, 1993 and 1992                                        2 - 3


Combined Statements of Changes in Net Assets
     Available for Benefits with Supplemental
     Combining Information for Each of the Three
     Years in the Period Ended December 31, 1993                       4 - 6


Notes to Combined Financial Statements                                7 - 12


Exhibits Filed                                                            13

<AUDIT-REPORT>
INDEPENDENT AUDITORS' REPORT



Arizona Public Service Company:

We have audited the accompanying combined statements of net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company, The Savings Plan for Union Employees of Arizona Public Service Company and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Plans") as of December 31, 1993 and 1992, and the related combined statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1993. These combined financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental combining information by fund is presented for the purpose of additional analysis of the basic combined financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plans' management. Such supplemental combining information by fund has been subjected to the auditing procedures applied in our audit of the basic combined financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic combined financial statements taken as a whole.



Deloitte & Touche
June 22, 1994
Phoenix, Arizona

</AUDIT-REPORT>

 THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
 THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
 THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
 __________________________________________________________________________

 COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR  BENEFITS WITH SUPPLEMENTAL COMBINING
 INFORMATION
 DECEMBER 31, 1993
 _____________________________________________________________________________________________
                                                         SUPPLEMENTAL COMBINING INFORMATION
                                                         ----------------------------------

                                                     PINNACLE WEST                   FIXED
                                         COMBINED     STOCK FUND     INDEX FUND   INCOME FUND
                                         --------     ----------     ----------   -----------
 ASSETS:
   Investments at fair value (cost,
     Pinnacle West Stock Fund
     $67,481,052;
     Index Fund, $25,124,773
     Fixed Income Fund,
     $56,413,890)                     $173,491,939    $83,081,488   $33,996,561    $56,413,890
   Temporary investments (at
     cost which approximates
     fair value)                         9,053,863        405,345                    8,648,518
   Contributions receivable              2,045,622        956,106       452,650        636,866
   Interest receivable                     333,111          1,391                      331,720
                                      ------------    -----------   -----------    -----------
         Total assets                  184,924,535     84,444,330    34,449,211     66,030,994
                                      ------------    -----------   -----------    -----------

 LIABILITIES:
   Interfund transfers and other
    liabilities                            405,000        285,466      (112,430)       231,964
                                      ------------    -----------   -----------    -----------

           NET ASSETS AVAILABLE
             FOR  BENEFITS            $184,519,535    $84,158,864   $34,561,641    $65,799,030
                                      ============    ===========   ===========    ===========


 See notes to combined financial statements.


 THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
 THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
 THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
 __________________________________________________________________________

 COMBINED STATEMENT OF NET ASSETS AVAILABLE FOR  BENEFITS WITH SUPPLEMENTAL COMBINING
 INFORMATION
 DECEMBER 31, 1992
 _____________________________________________________________________________________________

                                                        SUPPLEMENTAL COMBINING INFORMATION
                                                        ----------------------------------

                                                     PINNACLE WEST                   FIXED
                                         COMBINED     STOCK FUND     INDEX FUND   INCOME FUND
                                         --------     ----------     ----------   -----------
 ASSETS:
   Investments at fair value (cost,
     Pinnacle West Stock Fund
     $65,879,192;
     Index Fund, $19,998,717;
     Fixed Income Fund,
     $44,796,362)                     $145,945,776    $74,723,418   $26,425,996   $44,796,362
   Temporary investments (at
     cost which approximates
     fair value)                         4,883,842            134           438     4,883,270
   Contributions receivable              1,819,481        873,658       375,573       570,250
   Interest receivable                     306,267            892                     305,375
                                      ------------    -----------   -----------   -----------
         Total assets                  152,955,366     75,598,102    26,802,007    50,555,257
                                      ------------    -----------   -----------   -----------

 LIABILITIES:
   Interfund transfers and other
    liabilities                             36,963         26,348       (87,634)       98,249
                                      ------------    -----------   -----------   -----------

           NET ASSETS AVAILABLE
             FOR  BENEFITS            $152,918,403    $75,571,754   $26,889,641   $50,457,008
                                      ============    ===========   ===========   ===========


 See notes to combined financial statements.



 THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
 THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
 THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
 __________________________________________________________________________

 COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS WITH SUPPLEMENTAL
 COMBINING INFORMATION
 FOR THE YEAR ENDED DECEMBER 31, 1993
 _____________________________________________________________________________________________________

                                                                SUPPLEMENTAL COMBINING INFORMATION
                                                                ----------------------------------


                                                           PINNACLE WEST                    FIXED
                                               COMBINED     STOCK FUND    INDEX FUND     INCOME FUND
                                               --------     ----------    ----------     -----------
 ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income (Note 1):
     Dividends on Pinnacle West
       Capital Corporation
       common stock                         $    737,115    $   737,115
     Interest income                           3,555,606         16,649                 $ 3,538,957
     Realized gain on sale of investments      1,364,029        966,319   $   397,710
     Unrealized appreciation of investments
       (Note 4)                                9,200,720      6,756,211     2,444,509
                                            ------------    -----------   -----------   -----------
       Total investment income                14,857,470      8,476,294     2,842,219     3,538,957
                                            ------------    -----------   -----------   -----------

   Contributions (Note 2):
     Employers                                 6,224,933      6,224,933
     Participants                             17,985,573      5,453,864     5,159,788     7,371,921
                                            ------------    -----------   -----------   -----------
       Total contributions                    24,210,506     11,678,797     5,159,788     7,371,921
                                            ------------    -----------   -----------   -----------
         Total additions                      39,067,976     20,155,091     8,002,007    10,910,878
                                            ------------    -----------   -----------   -----------

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Withdrawals                                 7,466,844      4,446,946       842,597     2,177,301
   Interfund transfers                                        7,121,035      (512,590)   (6,608,445)
                                            ------------    -----------   -----------   -----------
         Total deductions                      7,466,844     11,567,981       330,007    (4,431,144)
                                            ------------    -----------   -----------   -----------
         Net increase                         31,601,132      8,587,110     7,672,000    15,342,022

 NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                         152,918,403     75,571,754    26,889,641    50,457,008
                                            ------------    -----------   -----------   -----------
   End of year                              $184,519,535    $84,158,864   $34,561,641   $65,799,030
                                            ============    ===========   ===========   ===========


 See notes to combined financial statements.


 THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
 THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
 THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
 __________________________________________________________________________


 COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS WITH SUPPLEMENTAL COMBINING
 INFORMATION
 FOR THE YEAR ENDED DECEMBER 31, 1992
 __________________________________________________________________________________________________

                                                              SUPPLEMENTAL COMBINING INFORMATION
                                                              ----------------------------------


                                                           PINNACLE WEST                   FIXED
                                              COMBINED      STOCK FUND     INDEX FUND   INCOME FUND
                                              --------      ----------     ----------   -----------
 ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income (Note 1):
     Interest income                        $  3,440,006    $    12,381   $         5   $ 3,427,620
     Realized gain on sale of investments        476,673          2,595       474,078
     Unrealized appreciation of investments
       (Note 4)                               11,876,679     10,471,653     1,405,026
                                            ------------    -----------   -----------   -----------
       Total investment income                15,793,358     10,486,629     1,879,109     3,427,620
                                            ------------    -----------   -----------   -----------


   Contributions (Note 2):
     Employers                                 5,166,994      5,166,994
     Participants                             15,859,134      4,612,962     4,519,623     6,726,549
                                            ------------    -----------   -----------   -----------
       Total contributions                    21,026,128      9,779,956     4,519,623     6,726,549
                                            ------------    -----------   -----------   -----------
         Total additions                      36,819,486     20,266,585     6,398,732    10,154,169
                                            ------------    -----------   -----------   -----------

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Withdrawals                                 6,519,586      3,626,662       764,194     2,128,730
   Interfund transfers                                         (215,026)      771,376      (556,350)
                                            ------------    -----------   -----------   -----------
         Total deductions                      6,519,586      3,411,636     1,535,570     1,572,380
                                            ------------    -----------   -----------   -----------
         Net increase                         30,299,900     16,854,949     4,863,162     8,581,789

 NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                         122,618,503     58,716,805    22,026,479    41,875,219
                                            ------------    -----------   -----------   -----------
   End of year                              $152,918,403    $75,571,754   $26,889,641   $50,457,008
                                            ============    ===========   ===========   ===========

 See notes to combined financial statements.


 THE SAVINGS PLAN FOR EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY,
 THE SAVINGS PLAN FOR UNION EMPLOYEES OF ARIZONA PUBLIC SERVICE COMPANY AND
 THE SAVINGS PLAN FOR EMPLOYEES OF PINNACLE WEST CAPITAL CORPORATION
 __________________________________________________________________________


 COMBINED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS WITH SUPPLEMENTAL COMBINING
 INFORMATION
 FOR THE YEAR ENDED DECEMBER 31, 1991
 ______________________________________________________________________________________________


                                                                   SUPPLEMENTAL COMBINING INFORMATION
                                                                   ----------------------------------

                                                              PINNACLE WEST                      FIXED
                                                 COMBINED       STOCK FUND      INDEX FUND    INCOME FUND
                                                 --------       ----------      ----------    -----------
 ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income (Note 1):
     Interest income                            $ 3,205,607     $    15,930     $     9,840    $ 3,179,837
     Realized gain (loss) on
       sale of investments                          140,334         (53,315)        193,649
     Unrealized appreciation of investments
       (Note 4)                                  28,677,215      23,654,962       5,022,253
                                               ------------     -----------     -----------    -----------
       Total investment income                   32,023,156      23,617,577       5,225,742      3,179,837
                                               ------------     -----------     -----------    -----------

   Contributions (Note 2):
     Employers                                    2,753,291       2,753,291
     Participants                                13,235,813       3,426,886       3,496,010      6,312,917
                                               ------------     -----------     -----------    -----------
       Total contributions                       15,989,104       6,180,177       3,496,010      6,312,917
                                               ------------     -----------     -----------    -----------
         Total additions                         48,012,260      29,797,754       8,721,752      9,492,754
                                               ------------     -----------     -----------    -----------

 DEDUCTIONS FROM NET ASSETS
   ATTRIBUTED TO:
   Withdrawals                                    9,529,382       2,900,621       1,902,692      4,726,069
   Interfund transfers                                           (1,044,286)        702,091        342,195
                                               ------------     -----------     -----------    -----------
         Total deductions                         9,529,382       1,856,335       2,604,783      5,068,264
                                               ------------     -----------     -----------    -----------
         Net increase                            38,482,878      27,941,419       6,116,969      4,424,490

 NET ASSETS AVAILABLE FOR
   BENEFITS:
   Beginning of year                             84,135,625      30,775,386      15,909,510     37,450,729
                                               ------------     -----------     -----------    -----------
   End of year                                 $122,618,503     $58,716,805     $22,026,479    $41,875,219
                                               ============     ===========     ===========    ===========


 See notes to combined financial statements.


                       THE SAVINGS PLAN FOR EMPLOYEES
                     OF ARIZONA PUBLIC SERVICE COMPANY,

                    THE SAVINGS PLAN FOR UNION EMPLOYEES
                      OF ARIZONA PUBLIC SERVICE COMPANY

                                     AND

                      THE SAVINGS PLAN FOR EMPLOYEES OF
                      PINNACLE WEST CAPITAL CORPORATION

                   NOTES TO COMBINED FINANCIAL STATEMENTS
                   --------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Method of Accounting - The financial statements in this report reflect the combined assets, liabilities and net assets available for benefits of The Savings Plan for Employees of Arizona Public Service Company (the "APS Savings Plan"), The Savings Plan for Union Employees of Arizona Public Service Company (the "APS Union Plan"), and The Savings Plan for Employees of Pinnacle West Capital Corporation (the "Pinnacle West Plan"). The APS Savings Plan, the APS Union Plan, and the Pinnacle West Plan are collectively referred to as the "Plans." The combined financial statements have been prepared on the accrual basis of accounting. Investment transactions are recorded as of the trade date. Dividend income is recorded as of ex-dividend dates. All the outstanding shares of common stock of Arizona Public Service Company ("APS") are owned by Pinnacle West Capital Corporation ("Pinnacle West"). Certain prior year balances have been reclassified to conform to the 1993 presentation.

     Investments - The Plans consist of a salary reduction arrangement and an employer matching contribution feature. The investment programs for the Plans consist of the Pinnacle West Stock Fund, the Index Fund, and the Fixed Income Fund.

     The Pinnacle West Stock Fund consists primarily of common stock of Pinnacle West. The common stock is stated at fair value based on quoted market prices in an active market. The Index Fund (consisting of common stocks maintained by the Trustee (defined below) as part of a commingled fund) is stated at fair value generally based on the last reported sales price on the last business day of the calendar year. The Fixed Income Fund (consisting of several guaranteed interest contracts with varying rates of interest and varying maturities, with a weighted net rate at December 31, 1993, 1992, and 1991 of 6.65%, 8.00%, and 8.78%,
     respectively) is stated at cost which approximates fair value. The cost of investments sold is determined using average costs.


2.   DESCRIPTION OF THE PLANS

     General - The APS Savings Plan and APS Union Plan (collectively, the "APS Plans") are administered by a committee appointed by the APS Board of Directors. The Pinnacle West Plan is administered by a committee appointed by the Pinnacle West Board of Directors. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). State Street Bank and Trust Company (the "Trustee") is the Trustee for the Plans under a master trust agreement.

     Eligibility - Substantially all employees of APS and Pinnacle West (collectively, the "Companies" or the "Employer") are eligible to participate in the pre-tax and after-tax features of the Plans upon attaining age 21 and completing thirty-one days of consecutive employment for the APS Plans and thirty days of consecutive employment for the Pinnacle West Plan and are eligible to participate in the matching feature upon attaining age 21 and completing one year of service. The Pinnacle West Plan allows participation by employees of a company that becomes an affiliate of Pinnacle West if such employees were formerly participants in a certain type of qualified plan sponsored by their employer, regardless of whether they have satisfied the Pinnacle West Plan's other eligibility requirements.

     Contributions - Participants may direct the Companies to contribute any whole percentage from 1% to 10% of the participants' pre-tax base pay from the Company as their tax deferred contribution to the Plans. The maximum allowable base pay ($235,840 in 1993) and tax deferred contribution ($8,994 in 1993) are linked to the cost of living index and could change on an annual basis. In addition to or in lieu of making tax deferred contributions to the Plans, participants may elect to make contributions of up to 10% of their after-tax base pay as a voluntary contribution, provided that in no event can the total tax deferred and voluntary contributions made by any participant in any year exceed 16% of his or her base pay.

     The Companies will contribute to the account of each participant in the Plans' matching feature a minimum amount equal to 30% of such participant's contribution of up to 6% of the participant's pre-tax compensation (defined here as the participant's "required contribution"). Employer contributions will be increased (i) by an additional one percent for each one percent increase in Pinnacle West consolidated net income from continuing operations over the prior year and (ii) by an additional amount determined at the sole discretion of each Company's Board of Directors, up to a total Employer contribution of not more than 50 percent of participant required contributions. The Employer contributions may be in cash, common stock or other property acceptable to the Trustee.

     Effective January 1, 1993, the Plans were amended to allow rollover contributions from another qualified plan or individual retirement account subject to certain criteria.

     Investment Programs - Participants' contributions may be invested in one or more of the following funds: Pinnacle West Stock Fund, Index Fund, or Fixed Income Fund. All Employer contributions are invested in the Pinnacle West Stock Fund.

     Vesting - Each participant is fully vested as to the participant's contribution account (consisting of the participant's contributions and related income and appreciation or depreciation). The participants become vested in their Employer contribution account (consisting of Employer contributions and related income and appreciation or depreciation) in the event of termination of service by death, disability or retirement, upon attaining the age of sixty-five, upon completion of five years of service, upon termination of the Plans, or upon complete discontinuance of Employer contributions; otherwise, participants vest in graduated amounts with 100 percent vesting in five plan years, beginning with the first plan year an Employer contribution is made on behalf of the participants. Once a participant is fully vested as to Employer contributions in any year, all amounts then and thereafter credited to his or her Employer contribution account will be fully vested.

     Withdrawals and Distributions - A participant may at any time make a full or partial withdrawal of the balance in the participant's after-tax contribution account and rollover contribution account. No withdrawals are permitted from a participant's transfer account. No withdrawals are permitted from the participant's pre-tax contribution account, except under certain limited circumstances relating to financial hardship. If an employee withdraws pre-tax contributions, the only earnings on those contributions that can be withdrawn are those credited prior to 1989. Generally, participants who are fully vested and who have participated in the Plans for five complete plan years may withdraw the amount in their Employer contribution account. When the participant's employment with the Companies is terminated, the participant generally can elect to receive an immediate distribution of the vested portion of his or her Employer contribution account together with the participant's contribution accounts.

     Forfeitures - Forfeitures of nonvested Employer contributions will occur upon distribution following termination of employment with the Companies. However, if a former participant again becomes an employee of the Companies prior to the end of the fifth calendar year following the calendar year in which the participant's earlier termination of employment occurred, the forfeited Employer contributions will be restored to the participant's Employer contribution account. Beginning in 1991, the forfeited contributions will be restored to the accounts of participants in the APS Plans provided that the participant repays in full the amount previously distributed from the APS Plans. Forfeitures are used to reduce future Employer contributions to the Plans.

     Termination of the Plans - It is the Companies' present expectation that these Plans and the payment of Employer contributions will be continued indefinitely. However, continuance of any feature of the Plans is not assumed as a contractual obligation. The Companies, at their discretion, may terminate their respective plans and distribute net assets. In this event, the balance credited to the accounts of participants at the date of termination shall be fully vested and nonforfeitable.


3.   INCOME TAX STATUS

     The Plans have been determined by the Internal Revenue Service to be qualified plans under the provisions of the Internal Revenue Code. As long as the Plans continue to be so qualified, under present Federal income tax laws and regulations: (a) participants will not be currently taxed on Employer contributions, on a certain portion of their own contributions (see Note 2), or on investment earnings on any contributions at the time such investment earnings are received by the Trustee, but will be subject to tax thereon at such time as they receive actual benefits from the Plans; and (b) the Plans will not be taxed on their dividend and interest income or any capital gains realized by them or on any unrealized appreciation of investments.

4.   UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

     Changes in unrealized appreciation (depreciation) of investments for each of the three years in the period ended December 31, 1993 were as follows:

                           Unrealized Appreciation (Depreciation)
                           --------------------------------------
                        Beginning
                         of Year        End of Year      Change
                       ----------       -----------    ----------
    1993
    ----
    Pinnacle West
      Stock Fund      $  8,844,225     $ 15,600,436   $  6,756,211
    Index Fund           6,427,279        8,871,788      2,444,509
                       -----------     ------------   ------------

          Total       $ 15,271,504     $ 24,472,224   $  9,200,720
                      ============     ============   ============

    1992
    ----
    Pinnacle West
      Stock Fund      $ (1,627,428)    $  8,844,225   $ 10,471,653
    Index Fund           5,022,253        6,427,279      1,405,026
                      ------------     ------------   ------------

          Total       $  3,394,825     $ 15,271,504   $ 11,876,679
                      ============     ============   ============

    1991
    ----
    Pinnacle West
      Stock Fund      $(25,282,390)    $ (1,627,428)  $ 23,654,962
    Index Fund             0              5,022,253      5,022,253
                      ------------     ------------   ------------

          Total       $(25,282,390)    $  3,394,825   $ 28,677,215
                      ============     ============   ============


5.  BENEFITS PAYABLE

    As of December 31, 1993 and 1992, net assets available for benefits included benefits of $535,234 and $254,192, respectively, due to participants who have withdrawn from participation in the Plans.

6.  PARTICIPATING EMPLOYEES

    As of December 31, 1993 and 1992, the aggregate number of employees participating in the Plans was 5,715 and 5,482, respectively.

7.  NET ASSET VALUE PER UNIT

    Individual participant account investments in the Index Fund and Fixed Income Fund are maintained on a unit value basis. In accordance with the provisions of the Plans, the Trustee maintains separate units of participation in the Plans and related net asset value per unit for the Index and Fixed Income Funds. The number of units and related net asset value per unit at December 31, 1993 and 1992 are as follows:


                                                       Fixed
                                     Index Fund      Income Fund
                                     ----------      -----------

          December 31, 1993:

          Net Asset Value
            per Unit                  $8.894559       $4.181903

          Number of Units             3,885,706      15,734,232

          December 31, 1992:

          Net Asset Value
            per Unit                  $8.090267       $3.928703

          Number of Units             3,323,703      12,843,172


8.  RELATED PARTY TRANSACTIONS

    Costs of Administration - Substantially all costs of administration of the Plans have been paid by the Companies.

    Pinnacle West Stock Fund - The Plans held 3,713,139, 3,667,407, and 3,324,292 shares of Pinnacle West common stock in the Pinnacle West Stock Fund at December 31, 1993, 1992, and 1991, respectively.
    Employer cash contributions were $6,224,933, $5,166,994, and $2,753,291 in 1993, 1992, and 1991, respectively. The Plans made investments in Pinnacle West common stock of $4,992,235, $6,929,118, and $5,122,331 in
    1993, 1992, and 1991, respectively, and had sales of $4,356,695, $439,522, and $1,237,913, with an aggregate cost of $3,390,376,
    $436,927, and $1,291,228 in 1993, 1992, and 1991, respectively.

    Index Fund - The Plans made investments in the Trustee's Index Fund of $6,331,838, $4,999,555, and $18,098,200 in 1993, 1992, and 1991,
    respectively, and had sales of $1,603,493, $2,263,445, and $1,503,320 with an aggregate cost of $1,205,783, $1,789,367, and $1,309,671 in
    1993, 1992, and 1991, respectively.

    Temporary Investments - The Plans made investments in temporary investment funds managed by the Trustee of $40,690,552, $27,465,000, and $27,080,000 in 1993, 1992, and 1991, respectively, and had sales with proceeds of $36,519,689, $26,444,000, and $23,218,000 during those same periods.  The temporary investments are bought and sold at par.


Exhibits Filed.
- - - --------------

Exhibit No.        Description
- - - -----------        -----------


   23.1            Independent Auditors'
                   Consent



                                 SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                   THE SAVINGS PLAN FOR EMPLOYEES OF
                                   ARIZONA PUBLIC SERVICE COMPANY


                                   THE SAVINGS PLAN FOR UNION EMPLOYEES
                                   OF ARIZONA PUBLIC SERVICE COMPANY
                                            (Name of Plans)





Date:    June 28, 1994             By  Armando B. Flores
                                       ----------------------
                                       Armando B. Flores
                                       Chairman of the Committee
                                       and Vice President, Human Resources,
                                       Arizona Public Service Company